Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J0C6
Tel: 778-331-5500 • Fax: 778-331-4628 rbauction.com

November 26, 2018

VIA EDGAR SUBMISSION

Eiko Yaoita Pyles

Staff Accountant

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C 20549

Re: Ritchie Bros. Auctioneers Incorporated

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 26, 2018

Form 10-Q for the Quarterly Period Ended June 30, 2018

Filed August 9, 2018

File No. 001-13425

Dear Ms. Yaoita Pyles:

This letter is written in response to the comments included in your letter dated November 8, 2018, regarding your review of Ritchie Bros. Auctioneers Incorporated’s Forms 10-K and 10-Q referenced above. We have included your original comments in bold text below for your convenience. References in this letter to “we”, “our”, “us” or “the Company” are to Ritchie Bros. Auctioneers Incorporated and its subsidiaries.

Comments and Responses for Form 10-Q for the Quarterly Period Ended June 30, 2018

“Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Measures, page 56

1)	Your agency proceeds measure includes adjustments for cost of inventory sold and cost of ancillary and logistical services expenses. Explain to us why you believe this measure does not substitute individually tailored recognition and measurement methods for those of GAAP. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.”

Response

We acknowledge the Staff’s comment and have considered Question 100.04 of the C&DI on Non-GAAP measures issued on May 17, 2016. The Company understands Question 100.04 to reflect a concern that non-GAAP measures that “substitute individually tailored revenue recognition and measurement methods for those of GAAP” or that “use individually tailored recognition and measurement methods for financial statement line items other than revenue” could be misleading. For the reasons set forth below, we respectfully submit that we believe that our use of agency proceeds is not misleading because:

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J0C6
Tel: 778-331-5500 • Fax: 778-331-4628 rbauction.com

i.	Agency proceeds does not substitute individually tailored recognition and measurement methods for those of GAAP; and
ii.	The Company’s use of agency proceeds provides important and helpful information to investors.

We address each of these points below and, in order to further address the Staff’s concern in this regard, we propose revised language at the end of this letter that we would use going-forward to better explain agency proceeds and our rationale for its use.

A.	Agency proceeds does not substitute individually tailored recognition and measurement methods for those of GAAP

The Company understands that the guidance referenced by the Staff in Question 100.04 was provided in the context of non-GAAP performance measures “that accelerate revenue recognized ratably over time in accordance with GAAP as though it earned revenue when customers are billed.”

The Company has not modified revenue (or any other financial statement line item) in connection with its presentation of agency proceeds to accelerate, defer or otherwise tailor the metrics in any way for the benefit of the Company.

The Company’s revenues are recognized on the face of the financial statements in compliance with GAAP; with the non-GAAP measure of agency proceeds provided in the MD&A as a supplemental figure to indicate the impact of subtracting from revenue two additional GAAP financial measures (namely, cost of inventory sold and ancillary and logistical service expenses). The Company believes that its use of this supplementary non-GAAP measure to illustrate the impact of subtracting such costs from revenue calculated in full compliance with GAAP does not constitute an “individually tailored revenue recognition and measurement method.”

B.	The Company’s use of agency proceeds provides important and helpful information to investors

Agency proceeds compares three GAAP financial measures to help investors better understand the sometimes volatile nature of our revenues, providing helpful and important supplemental information to investors about the health of the business. It is reached by deducting from revenue the two further GAAP financial measures of (i) cost of inventory sold, and (ii) ancillary and logistical service expenses. The rationale for subtracting each of these from revenue is explained below.

Cost of Inventory Sold

The two primary types of transactions that make up the core of our business present revenue in a significantly different fashion from each other under GAAP. These two primary types of transactions are as follows:

1.	Straight commission contracts. This type of transaction is structured such that a seller consigns assets to the Company for sale and then receives the gross proceeds from the sale less a pre-negotiated commission rate. In these instances, the Company acts as an agent and recognizes revenue in the amount of the commission earned.

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J0C6
Tel: 778-331-5500 • Fax: 778-331-4628 rbauction.com

2.	Inventory contracts. This type of transaction is structured such that the Company purchases inventory assets and then sells those assets at a later date in the normal course of business. In these instances, the Company acts as a principal and recognizes the entire sale price as revenue and recognizes separately the associated cost of inventory sold and ancillary and logistical service costs related to such inventory.

Any given seller may choose a straight commission contract for one transaction and an inventory contract for another transaction depending upon their needs. This choice results in different reported revenues even in those instances in which the Company achieved the same incremental profit. The following illustrative example shows the differing GAAP treatment of two transactions in subsequent years, each case involving the sale of equipment at auction for the same selling price ($1,000,000) and the same incremental profit for the Company ($100,000), in one case where the sale is made pursuant to a straight commission contract and in the other case where the sale is made pursuant to an inventory contract:[1]

*For purposes of simplicity, ancillary and logistical service revenues and expenses are not shown in the example.

As demonstrated below, the non-GAAP measure agency proceeds provides supplemental information to our shareholders regarding these transactions, allowing them to more clearly compare them, and understand that the incremental profit to the Company is the same for each transaction:

The relative mix of straight commission versus inventory volume in our overall business can fluctuate considerably from quarter-to-quarter and year-to-year depending on particular seller preferences or requirements, and we believe agency proceeds provides an additional measure to assist investors in assessing the financial health of the business. As an example of such fluctuations, as per page 69 of the Company’s 2017 10-K, revenue from inventory contracts, as a percentage of total revenues, decreased from 51% in 2016 to 36% in 2017.

1 The illustrative example also assumes (i) in the case of the straight commission sale, the commission rate is 10%, and (ii) in the case of the inventory sale, the inventory profit margin is $100,000.

Ritchie Bros. Auctioneers Incorporated 9500 Glenlyon Parkway, Burnaby, BC Canada V5J0C6
Tel: 778-331-5500 • Fax: 778-331-4628 rbauction.com

Ancillary and Logistical Service Expenses

As part of our agency selling services we offer our sellers the option of having us assist them with the transportation and/or refurbishment of the equipment through other third-party service providers, in order to prepare their assets for sale. To the extent our customers choose to avail themselves of this service, we earn a surcharge on the services we broker on their behalf. These decisions by the seller result in an increase in ancillary and logistical services revenues and corresponding expenses and are also variable in nature.

In response to the variability noted above in both cost of inventory sold and ancillary and logistical service expenses, the Company’s management believes that the use of agency proceeds provides helpful and important supplemental information to investors which helps them better understand the health of our business. Management uses agency proceeds as a supplement to GAAP revenue in its budgets and operating forecasts and includes agency proceeds as an element of the performance criteria for short-term incentive compensation.

C.	The Company’s proposal for future disclosure

Notwithstanding the foregoing, and the fact that the Company carefully chose the term agency proceeds to avoid making any confusing reference to revenue or any other GAAP measure, in order to address the Staff’s concern, the Company proposes to modify its disclosure in future filings in order to provide additional clarity about the reasons for reporting the agency proceeds metric. Below is an example of the additional disclosure to be included in future filings, based on footnote #3 on page 32 of our Form 10-Q for the period ended June 30, 2018.

Our income statement scorecard includes the non-GAAP measure performance metric, agency proceeds. Agency proceeds, which is always lower than GAAP revenues, is also an element of the performance criteria for certain annual short-term incentive awards we grant to our employees and officers. We calculate agency proceeds by subtracting the cost of inventory sold and ancillary and logistical service expenses from total revenues. Agency proceeds is used to provide useful supplementary information to our investors and analysts consistent with what management uses to assess the performance of our business and is not intended to substitute the Company’s revenue, which is calculated in accordance with GAAP. The Company believes it is important to present agency proceeds to help readers understand the relationship of revenues with the cost of the assets sold under inventory contracts and ancillary and logistical service expenses. The differences in presentation of revenue between straight commission contracts (under which the Company recognizes only the commission earned as revenue) and inventory contracts (under which the Company recognizes the entire sale price, or GTV, as revenue, and recognizes separately the associated cost of inventory sold) can be significant. The timing of revenue recognition is not impacted by the use of the non-GAAP measure, agency proceeds, and the Company believes this metric aids a reader of our financial results from a comparability and transparency perspective.

Please contact me if you have any additional questions after reviewing our responses to your comments.

Very truly yours,

/s/ Sharon R. Driscoll

Sharon R. Driscoll

Chief Financial Officer

Ritchie Bros. Auctioneers Incorporated